SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending April 02, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.



On 31 March 2008, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs under the share allocation arrangements for Non-Executive Directors for the period of service from 1 January 2008 to 31 March 2008:

Non Executive Director                     Ordinary Shares        American Depository Shares
                                                                            (ADSs)
Sir Christopher Gent                           2,694.47
Prof Sir Roy Anderson                           761.48
Dr Stephanie Burns                                                          321.03
Mr Lawrence Culp                                                            642.07
Sir Crispin Davis                              2,343.02
Sir Deryck Maughan                                                          642.07
Dr Daniel Podolsky                                                          481.55
Sir Ian Prosser                                1522.96
Dr Ronaldo Schmitz                              937.21
Mr Tom de Swaan                                 761.48
Sir Robert Wilson                               702.91


The Company and the Non-Executive Directors were informed of these allocations on 1 April 2008.



This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).



S M Bicknell
Company Secretary
2 April 2008



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 02, 2008                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc